

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2012

Via Secure E-mail
James M. Travers, CEO
FleetMatics USA Group Holdings Inc.
70 Walnut Street, 2nd Floor
Wellesley Hills, MA  02481

> **Re:**	**FleetMatics Group Limited**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted May 17, 2012**
> **CIK No. 0001526160**

Dear Mr. Travers:

We have reviewed your confidential draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1.	We will process your amendments without price ranges.  Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided.  Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus.  Upon review of such materials, we may have further comments.  Refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations and Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

3.      Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary

4.      Please disclose on the cover page that you will be a "controlled company" and provide in the summary a discussion of the ramifications for investors.  Also, disclose in the summary that your directors, executive officers and principal stockholders will continue to have substantial control over the company after the offering, and disclose the percentage of your voting power to be held by your affiliates following the offering.

Overview, page 1

5.      Please provide independent and objective support for your claim that you are a leading provider of fleet management solutions delivered as software-as-a-service.  Also, we note that you sell primarily to small and medium-sized businesses.  Please disclose how you define "small and medium-sized businesses."  Finally, you reference in this section the number of "data points" that you have collected, but you fail to explain the significance of such data points.  Please revise.

Summary Consolidated Financial Data, page 7

6.      We note that the total vehicle under subscription metric includes vehicles under subscription with SageQuest prior to your acquisition of the company but that the net churn metric does not include such vehicles.  Please explain the reasons for this difference.

Risk Factors

7.      We note your statement in the introductory paragraph of this section that the risks discussed in this section "are not the only risks we face" and that "additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us."  Please remove these statements as your risk factor section should address all current and known material risks.

8.      Please ensure that each risk factor subheading reflects the risk that you discuss in the text.  Several of your subheadings merely state facts about your business and should be revised to succinctly state the risks that result from such facts or uncertainties.  We note, for example, the following subheadings:

- "We depend on a number of lead generation programs to attract new customer leads on a cost-effective basis," page 13;
- "Our quarterly operating results have fluctuated in the past and may fluctuate in the future," page 13;
- "We may be unable to maintain profitability," page 16;
- "Industry consolidation may result in increased competition," page 17; and
- "We rely on third-party software and other intellectual property to develop and provide our solutions," page 19;

"We may be forced to change the prices we charge…," page 16

9.      Innovations in an industry or market always have the potential of causing companies that operate in such markets to change the prices for the goods or services they sell.  The fact that you may be forced to lower the prices you charge for your solutions as your market evolves appears to be a generic risk.  The prospectus should not include risks that could apply to any registrant.  Refer to Item 503(c) of Regulation S-K.  Revise this risk factor to identify particular facts about your industry or business that lead you to believe you may have to modify the prices you currently charge for your solutions.

"We rely on third-party software…", page 19

10.     Please clarify whether you have any material license agreements with third-parties, such as Google.  If so, please discuss the material terms of such licenses in your business disclosure.  Refer to Item 4(a) of Form F-1 and Item 4.B.6 of Form 20-F.  Also, provide us with your analysis as you whether you are substantially dependent upon any license agreement such that the agreement should be filed as an exhibit to your registration statement.  Refer to Item 8(a) of Form F-1 and Item 601(b)(10)(ii)(B) of Regulation S-K.

"We will be a "foreign private issuer" and a "controlled company…," page 31

11.     We note that you plan to apply for listing on an exchange.  Please make clear whether you intend to rely on exchange rules that permit foreign private issuers to follow their home country requirements to some extent concerning corporate governance issues and include discussion or a separate risk factor disclosing this reliance and describing the corporate governance matters affected.

Use of Proceeds, page 37

12.     We note that you have not allocated any specific portion of the net proceeds for any particular purpose.  Please disclose the principal reasons for the offering.  Refer to Item 4(a) of Form F-1 and Item 3.C.1 of Form 20-F.

Management's Discussion and Results of Operations

Overview, page 46

13.     Consider expanding your overview to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term.  For example, consider discussing the challenges and risks you face from your recent rapid growth and your plans to expand internationally.  Please refer to Section III.A of SEC Release No. 33-8350 for further guidance.

Key Financial and Operating Metrics, page 47

14.     We note your discussion of adjusted EBITDA, a non-GAAP measure.  Please reference this discussion to your adjusted EBITDA discussion and reconciliations beginning on page 9.

15.     In regard to your total vehicles under subscription metric, please advise what consideration you have given to disclosing the number of vehicles under subscription in North America as compared with the United Kingdom and Ireland as well as material trends.  Also, we note that your net churn metric takes into account subscriptions lost from existing customers, but please advise what consideration you have given to disclosing separately subscription renewal rates.

Components of Results of Operations

Cost of Subscription Revenue, page 48

16.     You disclose that you capitalize the cost of installed in-vehicle devices and depreciate these costs over the estimated useful life of six years.  Your table on page F-9 indicates that you depreciate these costs over four to six years.  Please reconcile this difference.

Critical Accounting Policies

Valuations of ordinary shares, page 56

17.     Please revise your table of equity-based compensation awards on page 58 to include a column that presents the "revised" fair value of your shares of common stock as of each grant date.

18.     Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined for your most recent valuation date (i.e., December 31, 2011). This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation

methodologies employed that explain the changes in the fair value of your common stock.

19.     We note that there were several significant increases in your determination of the fair value of your ordinary shares during 2010 and 2011, for example, between March 31, 2011 and June 30, 2011 and September 30, 2011 and December 31, 2011. Your disclosures to explain these increases appear to be general in nature and repetitive between each valuation. Your disclosures should be expanded in order to better explain and support the assumptions you utilized in your valuations.

Provision for Income Taxes, page 63

20.     Tell us how you considered providing disclosures that explain the impact on your effective income tax rates and obligations of having a significant amount of earnings in countries where you have different statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries' operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Indebtedness and Liquidity, page 66

21.     Please expand your disclosures to ensure that they are consistent with the information provided in Note 10 beginning on page F-22. Specifically, we note your disclosure on page F-23 that you were not in compliance with certain of your covenants at December 31, 2011, which does not appear to be disclosed in this section. In this regard, disclose whether you are in compliance with covenants for your lending facility that you incurred on May 10, 2012.

Controls and Procedures, page 71

22.     We note the discussion in this section of the steps you are taking to remediate the material weaknesses in your internal control over financial reporting. Please provide an estimated timetable for completion of the remediation and an estimate of associated material costs.

Business

The Fleet Management Market Opportunity, page 76

23. We note the references to reports prepared by Frost and Sullivan and Berg Insight in this section. Please supplementally provide us with the applicable pages of these third-party reports. To expedite our review, please clearly mark each report to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in the prospectus. Also, please tell us if you commissioned either of these reports.

Our Growth Strategy

Continue to expand internationally, page 79

24. Please provide enhanced disclosure regarding your plans to expand internationally, such as timeframes and whether you have targeted any specific countries or geographic areas for expansion.

Our Offerings, page 79

25. Please clarify here and in your Management's Discussion how customers purchase your solutions. It is unclear from your disclosure if customers are purchasing one of your two fleet management solutions and then receiving access to all or some of the components identified in this section, or if they are purchasing particular components. In this regard, we note the disclosure on page 48 in which you indicate that in addition to selling your solutions, you generate revenue by selling customers additional subscriptions, such as fuel card integration and GPS navigation device integration, both of which are identified as components of your solutions in this section. Also, you indicate on page 48 that you generate some revenue through sales of aggregated, anonymous data to traffic subscription service providers. This service does not appear to be discussed in this section. Please advise.

Operations, page 83

26. Please disclose the material terms of your agreements with your data centers in this section. Also, file your agreements with these centers as exhibits to the registration statement or tell us why this is not required. Refer to Item 8(a) of Form F-1 and Item 601(b)(10)(ii)(B) of Regulation S-K.

Management

Directors and Senior Management, page 89

27.     We note from disclosure in the footnotes to your beneficial ownership table on page 104 that Messrs. Guira, Flett and Miller were appointed to your board of directors by your majority shareholder, Fleetmatics Investor Holdings L.P.  Please provide appropriate disclosure in this section.  Refer to Item 4(a) of Form F-1 and Item 6.A.5 of Form 20-F.

Compensation

Non-Executive Director Compensation, page 97

28.     Please disclose in this section if you paid any non-cash compensation to your non-executive directors in 2011.  Also, disclose whether you set aside or accrued any amounts to provide them pension, retirement or similar benefits.  Refer to Item 4(a) of Form F-1 and Item 6.B of Form 20-F.

Executive Director and Other Senior Management Compensation, page 97

29.     We note from the disclosure on page 91 that your executive director and senior managers were entitled to receive bonuses under their employment agreements.  Please tell us if any bonuses were paid to these individuals in 2011 pursuant to a bonus plan and, if so, provide a brief description of the plan and the basis upon which your management participated in the plan.  Also, for any options granted to your management in 2011, disclose the title and amount of securities covered by the options, the exercise price, the purchase price (if any) and the expiration date of the options.  Refer to Item 4(a) of Form F-1 and Item 6.B.1 of Form 20-F.

Related-Party Transactions, page 101

30.     Revise this section to include a discussion of your Management Services Agreement with Privia Enterprises Limited.  Refer to Item 4(a) of Form F-1 and Item 7.B.2 of Form 20-F.

Limited Partnership Agreement, page 102

31.     Please disclose the material terms of this agreement in this section and file the agreement as an exhibit, or advise.  Refer to Item 8(a) of Form F-1 and Item 601(b)(10)(ii)(B) of Regulation S-K.

Principal Shareholders, page 104

32.     Footnotes 3 and 4 disclaim beneficial ownership.  The definition of beneficial ownership set forth in General Instruction F of Form 20-F considers voting power, dispositive power, and economic interest.  To the extent that you choose to retain the disclaimer of

beneficial ownership, please: (i) provide us with a detailed legal analysis supporting your belief that you can disclaim beneficial ownership except to the extent of pecuniary interest, and (ii) revise to disclose who has voting and/or investment power over the disclaimed interest.

## Capital Acquisitions Tax, page 131

33.    Please make clear whether shareholders may still incur gift and inheritance taxes if shares remain held in the Depositary Trust Company.

## Enforcement of Civil Liabilities, page 142

34.    Here or in the risk "Irish law differs from the laws in effect, page 33," please discuss whether shareholders may originate actions in Ireland based upon the securities laws of the United States.

## Consolidated Balance Sheet, page F-3

35.    Revise your per share par value to present the US dollar amount instead of the par value in Euros.

## Notes to Consolidated Financial Statements

## Note 2. Summary of Significant Accounting Policies

## Foreign Currency Translation, page F-13

36.    We note that the Company's reporting currency is the US dollar while the parent is based in Ireland. Tell us whether the parent's operations were measured using the currency of the primary economic environment to measure transactions. See Rule 3-20 of Regulation S-X.

## Note 4. Property and Equipment, page F-17

37.    Tell us and disclose how you test the in-vehicle devices installed for realizability. Indicate whether you consider the contractual revenue stream when determining whether this asset is realizable. Describe whether such cost will exceed the deferred revenue upon origination of a customer relationship and, if so, whether your contracts are cancellable and refundable. Please advise.

## Note 11. Income Taxes, page F-24

38.    Please explain in greater detail why you believe that your forecasted earnings are sufficient evidence to overcome the cumulative losses for your subsidiaries in the United States. In this regard, tell us and disclose the basis for forecasting future earnings and

explain in greater detail the impact that the loss carryforward expiration period had on your conclusion. Revise your MD&A disclosure for income taxes as disclosed on page 53 accordingly.

Note 12. Redeemable Convertible Preferred Shares, page F-27

39.     Describe how you accounted for the conversion of the ordinary shares into Series C Preferred Shares. Cite the accounting literature that supports your accounting for this conversion. Explain why the Company allowed this conversion to occur.

Note 13. Deferred Shares, page F-30

40.     Please explain the nature of the deferred shares and its impact on your capital structure. Describe the rights of these shares.

Note 20. Segment Reporting and Geographic Data, page F-39

41.     We note your table shows 79% and 86% of your subscription revenue between the United States and Canada for the years ended December 31, 2010 and 2011, respectively. Please tell us your consideration of separately presenting revenue between these two countries in this geographic data table. Refer to FASB ASC 280-10-50-41.

Note 22. Subsequent Events, page F-40

42.     Revise to disclose the date through which subsequent events were evaluated. Refer to FASB ASC 855-10-50-1.

Exhibit Index, page II-6

43.     Please tell us what consideration you have given to filing tax opinions. Refer to Item 8(a) of Form F-1 and Item 601(b)(8) of Regulation S-K.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

        Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1, of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system.  If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

  If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date.  Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process.  If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1").  Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

  As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier).  If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have any questions regarding comments on the financial statements and related matters.  Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, to me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director